José Manuel de Araluce Larraz
Subdirector General
Cumplimiento y Relaciones Institucionales

October 5, 2007
Via EDGAR (Correspondence) and Courier

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re:	Banco Santander Central Hispano, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2006
File No. 001-12518

Dear Mr. Vaughn:

By letter dated October 4, 2007, you provided comments, in addition to those provided by letter dated September 5, 2007, on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Bank’s annual report on Form 20-F for the fiscal year ended December 31, 2006 (“Form 20-F”). In response to your comments and on behalf of the Bank, we have provided responses to those comments and supplementary information as indicated below. The text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

Consolidated Financial Statements
Note 1. – Introduction, basis of presentation of the consolidated financial statements and other information
b) Basis of presentation of the consolidated financial statements, page F-7
1.
Please refer to our previous comment 1. In your response, you propose to disclose that Loan Losses are excluded from “Net Operating Income”. However, Loan Losses are only one example of various operating expenses including multiple provision and impairment charges that are excluded from your measure titled “Net Operating Income”. For purposes of transparency, please revise your proposed disclosures to specifically disclose that the profit and loss account mandatory presentation excludes certain operating expenses, including various impairment and provision charges from “Net Operating Income”, and reduces “Gross Income” by certain expenses.

Response

In future filings, we will revise these disclosures to address the Staff’s comments.

d) Measurement of financial assets and liabilities and recognition of fair value changes iii) Valuation techniques, page F-19
2.
We note your proposed enhanced disclosures in response to our previous comment 3. Paragraph BC38 of IFRS 7 specifies that the assumptions used in internal valuation models (for those models that could result in a significantly different estimate of fair value) shall be disclosed to give users of financial statements a sense of the potential variability of fair value estimates and of the sensitivity of fair value estimates to the main valuation assumptions. Therefore, please revise your future filings to disclose the main assumptions used for each valuation model disclosed. Additionally, please revise your proposed disclosures to identify the extent to which a particular valuation model is used to value certain of your asset and liability classes.

Response

In future filings, we will revise these disclosures to address the Staff’s comments.

Note 58.5 – Consolidated financial statements, page F-174
3.
Please refer to our previous comment 6. On page F-175, you state that these financial statements are prepared in accordance with EU-IFRS and are merely reclassified to conform to the presentation requirements of Regulation S-X. Therefore, it remains unclear why you have reclassified certain amounts to conform to FIN 46-R for this presentation, since FIN 46-R is not within the scope of Regulation S-X. Please revise your future filings accordingly, or advise.

Response

In future filings, we will revise these disclosures to address the Staff’s comments.

*  *  *  *

In addition, as requested, we acknowledge that:

•	The Bank is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Bank may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses contained herein, please contact José Manuel de Araluce at +34-91-289-33-92.

Very truly yours,

/s/ José Manuel de Araluce

José Manuel de Araluce
Global Head of Compliance

Cc:
Mr. Nicholas Adams Kronfeld, Davis Polk & Wardwell
Mr. Germán de la Fuente, Deloitte, S.L.
Mr. Manuel Arranz, Deloitte, S.L.
Mr. Fernando Ros, Deloitte, S.L.
Ms. Mónica Cueva, Banco Santander, S.A.
Mr. José Galiana, Banco Santander, S.A.
Mr. Javier del Castillo, Banco Santander, S.A.